Form C

Cover Page

Name of issuer:

Indian Peaks Brewing Company

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CO

Date of organization: 9/21/1993

Physical address of issuer:

1265 Boston Avenue
Longmont CO 80501

Website of issuer:

https://lefthandbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

6,891

Price:

$36.280000

Method for determining price:

Dividing the Board's implied pre-money valuation $18,180,000 by number of shares outstanding on fully diluted basis, as calculated at the start of the Series A.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

48

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$20,851,308.00	$22,964,060.00
Cash & Cash Equivalents:	$112,621.00	$93,749.00
Accounts Receivable:	$784,577.00	$527,265.00
Short-term Debt:	$3,405,315.00	$2,792,929.00
Long-term Debt:	$18,993,971.00	$22,271,551.00
Revenues/Sales:	$12,263,517.00	$13,373,978.00
Cost of Goods Sold:	$7,728,415.00	$9,298,432.00
Taxes Paid:	$341,630.00	$306,061.00
Net Income:	($2,140,776.00)	($2,161,327.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Indian Peaks Brewing Company

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such

reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Christopher Lennert	COO	Left Hand Brewing Company	2005
Mark B Burka	Financial Advisor	Mendel Money Management	2000
Jon Eric Wallace	CEO	Left Hand Brewing Company	1993
Julia Herz	Executive Director	American Homebrewers Association	2021
Kevin Patterson	CEO	Connect for Health Colorado	2021
Jeffrey Mendel	Director	Left Hand Brewing Company	1998

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Christopher Lennert	COO	2005
Jon Eric Wallace	CEO/President	1993

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or

more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jon Eric Wallace	150049.0 Common Stock	40.08
Mark B Burka	98297.0 Common Stock and Series A Convertible Preferred	26.25

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company will still be highly leveraged after the completion of the Common Stock Offering and the Financing (the "Transactions"). Its ability to service its indebtedness may be impaired.
>
> The Company may not generate enough cash from its operations to service its indebtedness. Furthermore, the Company may be required in certain instances to repurchase Stock held by the ESOP, and the Company's ability to service its indebtedness may be affected by the obligations to repurchase Stock. See the repurchase liability discussion below.
>
> Consummation of this Common Stock Offering will slightly decrease the Company's level of indebtedness, but the ongoing high level of debt may still adversely affect its ability to react to changes in its business, and the Company may be limited in its ability to use debt to fund future capital needs.
>
> After giving effect to the Common Stock Offering, the Company's total debt would be approximately $11,500,000, consisting of $8,000,000 in mortgages, plus any cash drawn on the lines of credit, and approximately an additional $3,500,000 in notes secured by Equipment and other Assets. The Company's significant level of indebtedness could have important consequences for you by adversely affecting its financial condition and operations. The substantial indebtedness could:
>
> - require the Company to dedicate a substantial portion of its cash flow from operations to payments with respect to its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate expenditures;
>
> - increase the Company's vulnerability to adverse general economic or industry conditions;- limit its flexibility in planning for, or reacting to, competition and/or changes in its business or industry;
>
> - limit the Company's ability to borrow additional funds;
>
> - restrict the Company from making strategic acquisitions, introducing new products or services or exploiting business opportunities;
>
> - make it more difficult for the Company to satisfy its obligations with respect to outstanding indebtedness; and
>
> - place the Company at a competitive disadvantage relative to competitors that have less debt or greater financial resources.
>
> The Company's ability to make payments on and refinance its

The Company's ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from future operations. The Company's ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative, regulatory and other factors that are beyond their control. The Company does not guarantee that they will be able to generate enough cash flow from operations or that they will be able to obtain enough capital to service its debt or fund planned capital expenditures. If the Company is not able to meet its debt service obligations, the Company risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations. In addition, the Company may need to refinance some or all of its indebtedness on or before maturity. The Company does not guarantee that it will be able to refinance its indebtedness on commercially reasonable terms or at all.

If the Company cannot service or refinance its indebtedness, they may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments or alliances. The Company may not be able to take these actions, if necessary, on commercially reasonable terms or at all.

The Company has Stock repurchase obligations with respect to former ESOP participants, which could decrease the available cash or require additional borrowing by the Company.

The Company has an obligation under Section 409(h) of the Internal Revenue Code to repurchase Stock from former ESOP participants who have received a distribution from the ESOP or exercised their diversification rights under the ESOP, unless the Stock is then readily tradable on an established market. If an ESOP participant or group of ESOP participants owns a significant amount of Stock, and there are not enough non-Stock assets within the ESOP that can be used to pay the former ESOP participants when they are entitled to a distribution, the Company may need to purchase the Stock and may need to obtain additional financing to do so. Additional financing may not be available or, if required and available, it may not be on terms favorable to them. If the Company cannot obtain additional financing, these repurchase obligations could require them to dedicate a substantial portion of its cash flow from operations to payments on the ESOP's repurchase obligations, reducing cash available to fund working capital, capital expenditures, and other business purposes or potentially to cause the Company to default under its debt obligations. The annual cost to repurchase Common Shares from terminating ESOP participants is unknown, but the cash outlay required for the repurchase of Common Shares or servicing the financing used to repurchase the Common Shares including the repurchase of Common Shares through a note to the former ESOP participant of up to five years, may have a material adverse effect on the Company's liquidity and capital resources.

The Company's sponsorship of the ESOP imposes special requirements that will result in additional burdens to them.

The Company's sponsorship of the ESOP results in other expenses, burdens and potential disadvantages. These include, without limitation, the following: (1) the requirement and expense of obtaining an annual valuation from an independent valuation firm; (2) potential employee dissatisfaction with the nature of retirement benefits provided by an ESOP; (3) potential employee dissatisfaction if the

amount of the contributions to the ESOP do not conform to employee expectations; (4) complex record keeping and regulatory reporting requirements under ERISA; and (5) the requirement and expense of periodic communication to ESOP participants regarding the Company's performance. Further, there is federal tax legislation proposed from time to time that could substantially reduce the benefits obtained by the Company from the ESOP and increase its burdens.

The Purchase Price may not be indicative of the value of the Common Shares.

The Company's Common Shares are difficult to value due to the lack of a public market, the difficulties and uncertainties involved in predicting business operations and other factors. The amount to be paid for the Common Shares was determined by management in consultation with valuation professionals and approved by the Board as a whole. The valuation was informed by an analysis and evaluation of two separate valuations conducted by independent firms in 2022 and 2023.

In the future the Company may become a Public Benefit Corporation. The Company effectively is operating similarly to a Public Benefit Corporation in some ways. It may be advantageous for the Company to take advantage of Colorado's Public Benefit Corporation structure in the future.

The Company is closely held and therefore the Company is controlled by a small number of people.

Transfer of Shares

The Company's Common Stock is subject to a Right of First Refusal option in favor of the Company or the Company's assignee's as provided in the Bylaws of the Company.

The Company cannot assure you of future profitability, liquidity, or financial success.

The Company cannot with any accuracy evaluate its future financial success or failure. As indicated above and from the Company's past history, actions and philosophy, the Company is trying to make a difference in the world while also being profitable. Our ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to identify new opportunities and generate new revenues. The Company's current operating expenses need to be managed within its revenues. As they cannot be certain of future revenues, they may have to reduce or alter operations until the revenue picture improves. If the Company is unable to attract sufficient customers for its products, they will not generate enough revenue to sustain its business and may have to adjust its business plan. Furthermore, there may be limited opportunities for liquidity in the Company's future given the ESOP and the Company's stated desire to be an Evergreen Company.

Macroeconomic pressures in the markets in which the Company operates, including, but not limited to, the effects of COVID-19 may adversely affect consumer spending and its financial results.

To varying degrees, the Company's products are sensitive to changes in macroeconomic conditions that impact consumer spending including, without limitation, the duration of the COVID-19 pandemic. As a result, consumers may be affected in many different ways, including for example, whether or not

they make a purchase, and their choice of brand or price-point. Real GDP growth, consumer confidence, inflation, employment levels, oil prices, interest rates, tax rates, housing market conditions, costs for items such as fuel and food and other macroeconomic trends can adversely affect consumer demand for the products that they Company offers.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on the Company's results of operations.

A significant portion of its operating expenses are related to raw materials and commodities, The supply and price of raw materials and commodities used for the production of its products can be affected by a number of factors beyond their control, including the level of crop production around the world, export demand, quality and availability of supply, speculative movements in the raw materials or commodities markets, currency fluctuations, governmental regulations and legislation affecting agriculture, trade agreements among producing and consuming nations, adverse weather conditions, natural disasters, economic factors affecting growth decisions, political developments, various plant diseases and pests. The Company cannot predict future availability or prices of the raw materials or commodities required for its products. The markets in certain raw materials or commodities have experienced and may in the future experience shortages and significant price fluctuations, including as a result of unexpected increases in tariffs on such raw materials and commodities like aluminum. The foregoing may affect the price and availability of ingredients that the Company uses to manufacture its products, as well as the cans and bottles in which the Company's products are packaged. They may not be able to increase its prices to offset these increased costs or increase its prices without suffering reduced volume, revenue and operating income. The production of their products also requires large amounts of water, including water consumption in the agricultural supply chain. Changes in precipitation patterns and the frequency of extreme weather events may affect the Company's water supply and, as a result, its physical operations. Water may also be subject to price increases in certain areas and changes in water taxation and regulation in certain geographies may result in a negative effect on operating income which could potentially challenge the Company's profitability in certain markets.

Competition and changing consumer preferences could lead to a reduction in the Company's margins, increase costs and adversely affect its profitability.

They compete with both brewers and other drink companies and the Company's products compete with other beverages. Globally, brewers, as well as other players in the beverage industry (including, without limitation, hard seltzers, hard ciders, CBD and THC drinks, etc.), compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of its competitors in some of the markets in which they operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues. Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and

complex and sophisticated as consumer preferences and tastes change. Such preferences can change rapidly and in unpredictable ways due to a variety of factors, including changes in prevailing economic conditions, changing social trends and attitudes regarding alcoholic beverages, changes in leisure activity patterns or negative publicity resulting from regulatory action or litigation against them or comparable companies. Furthermore, developments in the regulatory frameworks governing the usage of cannabis could result in shifts in consumer preference and the impact that cannabis legalization could have on alcohol sales remains unclear. Competition with brewers and producers of alternative beverages in its various markets and an increase in the purchasing power of players in its distribution channels could cause them to reduce pricing, increase capital investment, increase marketing and other expenditures and/or prevent the Company from increasing prices to recover higher costs, thereby causing them to reduce margins or lose market share. Further, the Company may not be able to anticipate or respond adequately either to changes in consumer preferences and tastes or to developments in new forms of media and marketing. Innovation faces inherent risks, and the new products they introduce may not be successful, while competitors may be able to respond more quickly than they can to emerging trends, such as the growth of the hard seltzer category. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital-only competitors. The Company could be negatively affected if they are unable to anticipate changing consumer preference for such platforms.

Negative publicity, perceived health risks, failure to provide safe working environments and associated government regulation may harm the Company.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries. This attention is the result of a rising health and well-being trend. The global policy framework shaping the regulatory space for its products has evolved, and will likely continue to evolve, and the expectations of its stakeholders will continue to increase. The Company welcomes the opportunity to reduce the harmful use of alcohol. They may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of its markets. Additional regulatory restrictions on its business, such as those on the legal minimum drinking age, product labeling, opening hours or marketing activities (including the marketing or selling of beer at sporting events), may cause the social acceptability of beer to decline significantly and consumption trends to shift away from it, which would have a material adverse effect on the business, financial condition and results of operations.

Accuracy of Business Projections

The Company may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence the operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond the Company's ability to control or even to predict. While management believes that the projections reflect the possible outcome of its operation and performance, results depicted in

the projections cannot be guaranteed.

Return to Investors

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts. Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

The Company operates a Employee Stock Ownership Plan granting common stock to qualified employees from time to time and repurchases those shares upon an employee's departure or in other limited situations.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that they will be successful in attracting and retaining other personnel they require to successfully grow its business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$250,000**
Use of Proceeds:	15.4% Equipment Purchases, 50% Working Capital, 27.1% Sales and Marketing, 7.5% Wefunder fees.

If we raise:	**$1,235,000**

Use of Proceeds: 4.4% Equipment Purchases, 40% Working Capital, 10% Sales and Marketing, 10% RiNo Drinks and Eats Funding, 28.1% Property Acquisition, 7.5% Wefunder fees.Raising our maximum will strengthen our position within the craft brewing industry to be a more attractive production partner for other brands feeling the squeeze on the distribution side of the business.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Common Stock at $36.28 per share implying a $18,180,000 million valuation.

See exact security attached as Appendix B, Investor Contracts.

Series A Convertible Preferred Stock is senior to Common Stock. It receives an 8% annual dividend payable in either cash or additional Series A Convertible Preferred Stock. It

would be dilutive if converted to Common Stock (which is already accounted for in this offering). It would be accretive for any shares redeemed for cash if the common stock value is above the redemption value when redeemed.

We are offering shares of common stock to the public for the first time ever. Price will be $36.28/share. This indicates an implied valuation for the Company of $18.18 Million. At Goal of $2.735 Million the Crowd Funder Group SPV will own 6.56% and other new investors 8.25% of the total Company.

The campaign maximum is $1,235,000 and the campaign minimum is $250,000.

Securities Issued by the SPV
Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights
If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor
The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to

revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability
The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

We may change the price per share based on financial forecasts which are subject to change.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Series A Convertible Preferred	300,000	115,094	Yes
Common Stock	10,000,000	259,325	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Series A Convertible Preferred Stock is convertible at $24/share prior to 6 July, 2029 to Common Stock and is senior to Common Stock in a liquidation event.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Series A Convertible Preferred Stock is senior to Common Stock. It receives an 8% annual dividend payable in either cash or additional Series A Convertible Preferred Stock. It would be dilutive if converted to Common Stock (which is already accounted for in this offering). It would be accretive for any shares redeemed for cash if the common stock value is above the redemption value when redeemed.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the majority shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the majority shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The majority shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the

securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	High Plains Bank
Issue date	05/23/21
Amount	$3,440,000.00
Outstanding principal plus interest	$3,043,225.00 as of 08/18/24
Interest rate	4.25% per annum
Maturity date	05/21/41
Current with payments	Yes

Mortgage - 1270 Boston - Rate adjusts to WSJP+1% on 24 May 2028.

Loan

Lender	Mortgage 1235/1245 Boston - 1st Western Bank and Trust
Issue date	12/07/21
Amount	$3,440,000.00
Outstanding principal plus interest	$3,192,920.88 as of 08/18/24
Interest rate	3.25% per annum

Maturity date	12/09/31
Current with payments	Yes

$2406881.79 balloon on 8 December, 2031

Loan

Lender	SBA
Issue date	05/01/22
Amount	$2,000,000.00
Outstanding principal plus interest	$2,160,890.00 as of 08/18/24
Interest rate	3.75% per annum
Maturity date	05/21/52
Current with payments	Yes

EIDL Loan

Loan

Lender	High Plains Bank
Issue date	02/07/24
Amount	$1,400,000.00
Outstanding principal plus interest	$1,383,970.16 as of 08/18/24
Interest rate	4.25% per annum
Maturity date	02/05/27
Current with payments	Yes

Remainder of Term Loan Assumed From BOKF

Loan

Lender	Jon Eric Wallace
Issue date	07/01/24
Amount	$600,000.00
Outstanding principal plus interest	$600,000.00 as of 08/18/24
Interest rate	6.6% per annum
Maturity date	06/11/30
Current with payments	Yes

2nd Mortgage on 1270 Boston

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2023	Other	Preferred stock	$2,543,941	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate

amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Multiple Shareholders
Amount Invested	$8,308,845.00
Transaction type	Loan
Issue date	03/15/21
Outstanding principal plus interest	$0.00 as of 08/18/24
Interest rate	7.25% per annum
Maturity date	03/15/26
Relationship	20% Shareholder & Directors were part of this transaction

Name	Mark Burka
Amount Invested	$2,543,941.00
Transaction type	Priced round
Issue date	11/14/23
Relationship	20% Shareholder/Director was part of this transaction

Name	Jon Eric Wallace
Amount Invested	$600,000.00
Transaction type	Loan
Issue date	07/01/24
Outstanding principal plus interest	$600,000.00 as of 08/18/24
Interest rate	6.6% per annum
Maturity date	06/11/30
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering

statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Independent, Nationally Distributed Brewery, Highly Awarded for Both Beers and Community Involvement.
Left Hand is engaged in the brewing, marketing, and selling of craft beer. The company is engaged in the production and selling of cannabidiol (CBD) sparkling water.

Milestones

Indian Peaks Brewing Company was incorporated in the State of Colorado in September 1993.

Since then, we have:

- Leading Independent U.S. Craft Brewery for Nitro Beers

- 2022 Craft Brewery of the Year 15,000-100,000 Barrels at the Great American Beer Festival

- 2023 Winner of the Legacy Company Award from Longmont Chamber of Commerce

- 2018 Winner of the Large Company Award from the Longmont Chamber of Commerce

- Eric Wallace Ernst & Young Regional Entrepreneur of the Year 2014

- Eric Wallace inducted into Boulder County Business Hall of Fame 2012

- Left Hand Bike MS Teams Approach $8 Million raised for the National MS Society since 2008

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $12,263,517 compared to the year ended December 31, 2022, when the Company had revenues of $13,373,978. Our gross margin was 36.98% in fiscal year 2023, and 30.47% in 2022.

- *Assets.* As of December 31, 2023, the Company had total assets of $20,851,308, including $112,621 in cash. As of December 31, 2022, the Company had $22,964,060 in total assets, including $93,749 in cash.

- *Net Loss.* The Company has had net losses of $2,140,776 and net losses of $2,161,327 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $22,399,286 for the fiscal year ended December 31, 2023 and $25,064,480 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $20,351,385 in debt and $2,543,941 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company may raise additional capital in the future from investors. Although capital may be available for other companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Indian Peaks Brewing Company cash in hand is $251,306.45, as of August 2024. Over the last three months, revenues have averaged $832,418/month, cost of goods sold has averaged $509,844/month, and operational expenses have averaged $270,954/month, for an average net margin of $51,620 per month. Our intent is to be profitable in 19 months.

There have been no material changes since the date our financials cover. We have disclosed everything of relevance beyond the financial date in the subsequent events portion of

our financial review, plus the numbers here.

We expect revenue to follow historical trends, which would include an uptick in distribution sales in Q3 and Q4 and a decrease in own-premise sales in Q4.

We are not currently profitable. The present operating environment is very difficult as an independent brewery. We have been highly profitable in the past. Due to declining sales trends across craft brewing as a whole, we are raising these funds to help consolidate other distressed brewery brands and create a profitable, economically sustainable operating platform moving forward. We believe we can be profitable with the addition of roughly 8000 distributed barrels. By producing beer for other breweries, they can offload operating costs and operating leases and we can reduce operating costs per barrel and improve margin.

We have begun to raise capital using Regulation D 506(c) to complement Wefunder. Our initial indications of interest increase confidence in our ability to operate while vetting brewing partners to increase our volume and to improve our financial performance. Additionally, the Company is negotiating a purchase option expiring 3 February, 2026 for Jackman Enterprises, LLC, which is the real estate holding company from which the brewery rents the 1265 Boston property. This property is owned 50/50 by the co-founders of Left Hand Brewing Company. The purchase price of the company has been agreed to at $4.0 million. The underlying real estate owned by the company was recently appraised at $5.6 million.Net of the current outstanding mortgage of approximate $980K, the net cost to the Company will be approximately $3 million, depending on timing. One of the owners will receive approximately $1.5 million in cash when financing is available to cover the remaining amount after proceeds from the capital raise are in hand. One of the owners has an agreement to accept Series A Convertible Preferred Stock in the amount of approximately $1.5 million in exchange for his 50% of Jackman Enterprises, LLC. This will result in an increase of $1.5 million in equity to the balance sheet.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jon Eric Wallace, certify that:

(1) the financial statements of Indian Peaks Brewing Company included in this Form are true and complete in all material respects ; and

(2) the financial information of Indian Peaks Brewing Company included in this Form reflects accurately the information reported on the tax return for Indian Peaks Brewing Company filed for the most recently completed fiscal year.

Jon Eric Wallace

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security?
☐ Yes ☑ No

ii. involving the making of any false filing with the Commission?
☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

   A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

   B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

   C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the

conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the

Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://lefthandbrewing.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Left Hand Brewing Company, Inc. Common Stock Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Christopher Lennert
- Jeffrey Mendel
- Jon Eric Wallace
- Julia Herz
- Kevin Patterson
- Mark B Burka

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Indian Peaks Brewing Company

By

Jon Eric Wallace

CEO and Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Christopher Brion Lennert

COO

9/11/2024

Kevin Neal Patterson

Director

9/11/2024

Julia Lauren Herz

Left Hand Board of Director
9/11/2024

Jon Eric Wallace

CEO and Co-Founder
9/11/2024

Mark B. Burka

Director
9/13/2024

Jeffrey Mendel

Director
9/13/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.